Contact

www.linkedin.com/in/lewis-milligan-5b56b560 (LinkedIn)

Top Skills

Microsoft Suites
Analytic Problem Solving
Sales Leadership

Lewis Milligan

Chief Commercial Officer | Co - Founder
Defiance, Missouri, United States

Summary

I have over 20 years of experience in the beer and beverage Industry. I am a highly skilled and accomplished leader who is passionate about people. Excellent problem solver with strong analytical skills; adapt quickly to new and challenging situations, while maintaining high standards of management & customer relations. Recognized as a results-driven leader able to build, train, motivate, and supervise successful teams. Ability to create and implement programs that increase revenue and maintain profitability within an organization.
Deep understanding of the complete sales cycle and remains focused on collaborative customer satisfaction throughout the 3-tier system.

Experience

Bold Move Beverages
Co-Founder | CCO
May 2024 - Present (8 months)
Austin, Texas, United States

Summit Distributing
Director of Sales
February 2022 - April 2024 (2 years 3 months)
Missouri, United States

Reyes Beer Division
Sales Manager
May 2021 - January 2022 (9 months)
Redding, California, United States

Redding Distributing
General Manager
August 2014 - May 2021 (6 years 10 months)

Red Bull
General Manager
March 2003 - December 2013 (10 years 10 months)

_____